

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Joe G. Brooks
Chief Executive Office and President
Advanced Environmental Recycling Technologies, Inc.
914 N. Jefferson Street, Post Office Box 1237
Springdale, Arkansas   72765

Re: Advanced Environmental Recycling Technologies, Inc.
       Amendment No. 2 to Registration Statement on Form S-3 filed on May 30, 2008
       File No.: 333-147679
       Annual Report on Form 10-K for the FYE December 31, 2007, as amended on
       Form 10-K/A-1; and Form 10-Q for March 31, 2008
       File No.: 1-10367

Dear Mr. Brooks:

        We have reviewed your filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM S-1/A FILED May 30, 2008</u>

<u>Risk Factors</u>

<u>We are highly leveraged and if we are unable to comply with certain debt covenants, our financial position and operations could be adversely affected, page 3</u>

        1.   In the first paragraph, we note that the bondholder's waiver of the
             company's noncompliance with its debt service coverage covenant

extended to March 31, 2008. If you believe there is a risk that you will
have to request further waivers of this covenant, please disclose this.

2. We note that your line of credit has been extended through June 2008. If
    material, please include risk factor disclosure about whether you will be
    able to extend or replace the line of credit before the current line expires.

3. The last sentence should be expanded to address the likelihood that the
    company will be able to continue business operations in the event the
    required waivers are not extended, while the company "retains a
    consultant…" as noted.

We have recently been sued by plaintiffs alleging defects in our decking products, page 4

4. Disclose the amount of relief sought in connection with each of the suits
    discussed. We note from disclosure in the Form 10-K that the April 18,
    2008 deadline for the company to respond to the February 26, 2008 and
    March 10, 2008 complaints has expired. Disclose whether the company
    answered or otherwise responded to plaintiff's complaint by the deadline
    date.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

5. Please show us in your supplemental response how you will revise future
    filings to include a discussion of significant balance sheet fluctuations. For
    example, we note that the amount of your allowance for doubtful accounts
    increased from approximately $375,000 at December 31, 2006 to over $1.1
    million as of December 31, 2007. We further note that as of December 31,
    2007, the total amount of your allowance was greater than the net accounts
    receivable balance. It is unclear from the filing what caused these
    fluctuations and the extent to which the fluctuations represent trends which
    are expected to continue. Refer to Item 303(a) of Regulation S-K and the
    corresponding instructions.

Liquidity and Capital Resources, page 27

6. It appears from your disclosures on page 27 that your line of credit will
    mature in June 2008 but that you have not yet obtained a replacement line

of credit as of the date of your filing. We further note that as of December 31, 2007, you had less than $2 million cash on hand, approximately $2.2 million of net working capital, $23 million of accumulated deficits and net operating cash outflows of $13 million during the year ended December 31, 2007. In light of the current credit environment, please amend your filing to disclose how you determined you would have sufficient resources available to continue your operations as a going concern for a year and a day from the balance sheet date in the event that you are not able to obtain a replacement line of credit by June 30, 2008.

Contractual Obligations, page 29

7. We note your response to comment 5 from our letter dated February 21, 2008 and the revisions made to your contractual obligations table on page 29. However, your disclosures do not address our original comment. Please show us in your supplemental response how you will revise future filings to include a discussion below your contractual obligations table describing how you derived the amount of interest payments on long-term debt and capital lease obligations.

Consolidated Financial Statements

Note 10: Income taxes

8. We note that your net deferred asset has increased significantly from $5.5 million as of December 31, 2006 to $8.8 million as of December 31, 2007. During the same time period, you incurred a net loss before extraordinary items and income taxes of $13.6 million. Please tell us the factors you considered in determining that it was more likely than not that you would generate enough taxable income to fully utilize your net operating loss carryforwards prior to their expiration and thus recognize your deferred tax asset.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 17

9. We note your response to comment 7 from our comment letter dated February 21, 2008. You disclose on page 19 that you were not in compliance with your bond agreement debt coverage covenant and

accounts payable covenants as of March 31, 2008. We further note that the debt coverage covenant and accounts payable covenant violations were only waived through and including, March 31, 2008 and December 31, 2008, respectively. It also appears that the cross default provisions contained in your Allstate notes payable were only waived as of March 31, 2008. Given your repeated violation of these covenants and the absence of waivers for a period of one year and one day from the date of your interim financial statements, please tell us how you considered the guidance provided in EITF 86-30 in determining the classification of your bonds and Allstate notes payable as non-current as of March 31, 2008.

10. As a related matter, please revise future filings so that all debt covenant violations and waivers are fully disclosed not only in the liquidity section of your MD&A but also in your financial statement footnotes for interim and annual filings. See Rule 4-08(c) of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Accountant at (202) 551-3424 or John Hartz, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director